



05036274

*BB 3/4*

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| B- 3 4 7 0 6 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 4 2005

REPORT FOR THE PERIOD BEGINNING 1/1/2004     AND ENDING 12/31/2004

         MM/DD/YY                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEXAKOMA FINANCIAL, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 LBJ FREEWAY, SUITE 500

(No. and Street)

DALLAS, TX    75240

    (City)              (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK L. SHARP (972)317-9575          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP

(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., SUITE 650 HIGHLAND VILLAGE, TX 75077

  (Address)           (City)           (State)       (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL



| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __DEAN R. KENNEDY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TEXAKOMA FINANCIAL, INC.__ , as of __DECEMBER 31__ , __2004__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CATHERINE A. COLVIN
MY COMMISSION EXPIRES
April 6, 2007

_____
Signature

_Presiden_
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

TEXAKOMA FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2004 AND 2003



To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have audited the statement of financial condition of Texakoma Financial, Inc. (a Texas corporation) as of December 31, 2004 and 2003, and the related statements of income and stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with ·US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with US generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Danee, Biglaw, Sharp & Co LLP*

Highland Village, Texas
February 8, 2005

## TEXAKOMA FINANCIAL, INC.
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2004 AND 2003

### ASSETS

|  | 2004 | 2003 |
|---|---|---|
| **ASSETS:** | | |
| Cash | $ 724,786 | $ 569,653 |
| Accounts receivable-draw | 19,227 | 11,944 |
| Accounts receivable-affiliate | 166,642 | 137,043 |
| Accounts receivable-other | - | 3,420 |
| Prepaid expense | 22,745 | 21,841 |
| Deferred tax asset | 11,453 | 14,621 |
| **TOTAL ASSETS** | $ 944,853 | $ 758,522 |

### LIABILITIES AND STOCKHOLDER EQUITY

|  | 2004 | 2003 |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable-trade | $ 1,272 | $ 3,632 |
| Accrued commissions | 409,662 | 292,719 |
| Accrued expenses and other | 14,889 | 17,247 |
| Total liabilities | 425,823 | 313,598 |
| **STOCKHOLDER EQUITY :** | | |
| Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding | 6,000 | 6,000 |
| Additional paid-in capital | 504,807 | 451,807 |
| Retained deficit | 8,223 | (12,883) |
| Total stockholder equity | 519,030 | 444,924 |
| **TOTAL LIABILITIES AND STOCKHOLDER EQUITY** | $ 944,853 | $ 758,522 |

The accompanying notes are an integral part of these financial statements.

# TEXAKOMA FINANCIAL, INC.
## STATEMENT OF INCOME
### FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

|  | 2004 | 2003 |
|---|---|---|
| **REVENUES** | | |
| Commission income | $ 3,688,142 | $ 2,752,873 |
| Interest income | - | 324 |
| Total revenues | 3,688,142 | 2,753,197 |
| **EXPENSES:** | | |
| Commissions | 2,087,222 | 1,520,911 |
| Salaries and wages | 1,811,533 | 1,342,576 |
| Bad debts | - | 8,587 |
| Payroll and general taxes | 196,022 | 163,021 |
| Profit sharing contribution | 22,992 | 17,172 |
| Rregistration | 31,538 | 19,753 |
| Professioonal fees | 17,042 | 16,125 |
| Administration | 16,820 | 30,851 |
| Compliance expense | 75,000 | 60,576 |
| Leads | 40,206 | 52,133 |
| Rent | 86,062 | 63,885 |
| Communications | 62,264 | 172,515 |
| Postage and delivery | 109,226 | 57,085 |
| Other operating expenses | 27,809 | 53,736 |
| Reimbursed expenses | (919,868) | (818,436) |
| Total expenses | 3,663,868 | 2,760,490 |
| **INCOME (LOSS) BEFORE INCOME TAXES** | 24,274 | (7,293) |
| **PROVISION FOR INCOME TAXES** | | |
| Current | 3,168 | - |
| Deferred tax benefit (expense) | | 1,094 |
| **NET INCOME (LOSS)** | $ 21,106 | $ (6,199) |

The accompanying notes are an integral part of these financial statements.

# TEXAKOMA FINANCIAL, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### AS OF DECEMBER 31, 2004 AND 2003

|  | Common Stock | Additional Paid-In Capital | Retained Deficit | Totals |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2002 | 6,000 | 399,807 | (6,684) | 399,123 |
| Capital contributions |  | 52,000 |  | 52,000 |
| Net income (loss) |  |  | (6,199) | (6,199) |
| BALANCE, DECEMBER 31, 2002 | 6,000 | 451,807 | (12,883) | 444,924 |
| Capital contributions |  | 53,000 |  | 53,000 |
| Net income (loss) |  |  | 21,106 | 21,106 |
| BALANCE, DECEMBER 31, 2003 | $    6,000 | $    504,807 | $    8,223 | $    519,030 |

The accompanying notes are an integral part of these financial statements.

# TEXAKOMA FINANCIAL, INC.
## STATEMENTS OF CASH FLOWS
## FOR YEARS ENDED DECEMBER 31, 2004 AND 2003

|  | 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities - |  |  |
| Net income (loss) | $ 21,106 | $ (6,199) |
| Adjustments to reconcile net earnings to net cash provided (used) by operating activities - |  |  |
| Net Change: |  |  |
| Accounts receivable | (33,462) | (64,211) |
| Prepaid expenses | (904) | (3,608) |
| Deferred tax asset | 3,168 | (1,094) |
| Accounts payable-trade | (2,360) | 1,471 |
| Accrued commissions | 116,943 | 168,345 |
| Accrued expenses and other | (2,358) | (6,487) |
| Net cash provided by operating activities | 102,133 | 88,217 |
| Investing activities: |  |  |
| Capital contributions | 53,000 | 52,000 |
| Increase in cash | 155,133 | 140,217 |
| Cash at the beginning of the year | 569,653 | 429,436 |
| Cash at end of year | $ 724,786 | $ 569,653 |
| Supplemental Disclosures of Cash Flow Information: |  |  |
| Cash paid during the year for: |  |  |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

**TEXAKOMA FINANCIAL, INC.**
**STATEMENT OF CHANGES IN LIABILITIES TO CREDITORS**
**AS OF DECEMBER 31, 2004 AND 2003**

The Company had no liabilities subordinated to creditors at December 31, 2004, nor at December 31, 2003

The accompanying notes are an integral part of these financial statements

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization -**

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

**Method of accounting -**

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

**Cash and cash equivalents -**

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

**Basis of presentation -**

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

**Accounting estimates -**

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

**Income taxes -**

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

**Adoption of SFSA No. 130 -**

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

2.      NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $298,960, which was $270,572 in excess of its required net capital of $28,388. At December 31, 2003 the Company had net capital of $259,210, which was $238,303 in excess of its required net capital $20,907.

3.     ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. The affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company. During 2003 and until December 1, 2004, the affiliate providing the originations was Texakoma Oil & Gas Corporation. On December 1, 2004, Texakoma Oil & Gas Corporation was sold by the common shareholder. Beginning December 1, 2004, Texakoma Exploration & Production, LLC is the originator of the oil & gas investment ventures.

4.     INCOME TAXES

Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes". The statement requires that deferred income taxes reflect the tax effects of timing differences in reporting the results of operations for financial statement and income tax purposes. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2004 and 2003.

The Company's deferred tax assets of $11,453 at December 31, 2004 and $14,621 at December 31, 2003 consist of the tax benefits of net operating loss ("NOL") carry forwards of $73,669 and $97,473 at December 31, 2004 and 2003, respectively. The Company believes that the $73,669 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2004, along with the expiration dates are listed below.

| Year generated | NOL Remaining | Year of Expiration |
|---|---|---|
| 1996 | $   41,972 | 2011 |
| 1999 | 17,855 | 2019 |
| 2001 | 30,353 | 2021 |
| 2003 | 7,293 | 2023 |
| Total | $   97,473 | |

5.     RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from affiliated companies, see note 3. These companies have common ownership. Accounts receivable at December 31, 2004 and 2003 were due from these affiliated companies as follows:

| | 2004 | 2003 |
|---|---|---|
| Accounts receivable - commissions | $166,642 | $137,042 |
| Accounts receivable - other | 19,227 | 15,364 |
| Total | $185,869 | $152,406 |

Affiliated companies reimbursed the Company $919,868 in 2004 and $818,436 in 2003 for operating costs.

The sole shareholder and president of the Company has a management agreement with the Company to provide management services. The agreement calls for a management fee equal to $12,000 annually. However, the shareholder has elected not to receive the fee for 2004 and 2003. The shareholder received no compensation for the year ended December 31, 2004 and none for the year ended December 31, 2003.

6.      **TEXAKOMA FINANCIAL, INC. 401(k) PLAN**

The Company established a 401 (k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $13,000 in 2004 and $12,000 in 2003. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2004 and 2003 were $22,992 and $17,172, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

7.      **CONTINGENT LIABILITY**

In 1992 a suit was brought against the Company, and others, seeking an award of $222,340. In May of 1999 the Company filed for and received a dismissal of the case from the Court. Plaintiff appealed the dismissal to the Court of Appeals and received a reversal of the dismissal. On February 1, 2002 the court denied a new motion by the Company seeking a dismissal and directed the parties to comply with the Court's 1993 Order referring the case to arbitration. Plaintiffs did not file any claims in arbitration since the ruling.

The Company entered into discussions with the Plaintiff's counsel in late 2002 in an attempt to settle the dispute. A settlement was reached and perfected during 2003 at no cost to the Company.

8.      **SIGNIFICANT CONCENTRATIONS OF CASH**

The Company has deposits in a financial institution. This institution insures deposits up to a specified limit. Deposits at December 31, 2003 and 2002 at this institution were $724,786 and $569,653, of which $100,000 was insured.

# TEXAKOMA FINANCIAL, INC.
## SUPPLEMENTARY INFORMATION
### DECEMBER 31, 2004

1.  <u>Computation of net capital and aggregate indebtedness under Rule 15c3-1</u>

|  |  |
|---|---:|
| Excess net capital |  |
| Total stockholder equity | $ 519,030 |
| Less non-allowable assets: |  |
|     Accounts receivable - draw | 19,227 |
|     Accounts receivable - affiliate | 166,642 |
|     Prepaid expenses | 22,745 |
|     Deferred tax asset | 11,453 |
|         Net capital | 298,963 |
| Minimum net capital required | 28,388 |
| Excess (deficit) net capital | $ 270,575 |
| Aggregate indebtedness to net capital: |  |
| Accounts payable | $ 425,825 |
| Aggregate indebtedness | $ 425,825 |
| Ratio: aggregate indebtedness to net capital: | 1.42 TO 1 |

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2004 FOCUS report is as follows:

|  |  |
|---|---:|
| FOCUS Report: | $ 418,709 |
| Increase in income | 11,689 |
| Increase in non-allowable assets | (131,438) |
| Net Capital | $ 298,960 |

2.  <u>Computation for determination of reserve requirements under Rule 15c3-3</u>

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3.  <u>Information relating to the possession or control requirements under Rule15c3-3</u>

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Board of Directors
Texakoma Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Texakoma Financial, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> 1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
> 2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters

involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp + Co LLP

Highland Village, Texas
February 8, 2005